
May 23, 2014

Via E-mail
David K. Michaels, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

> **Re: Giant Interactive Group Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 12, 2014 by Giant Interactive Group Inc. et. al.**
> **File No. 005-83570**

Dear Mr. Michaels:

We have reviewed your amended filing and have the following comments. References to prior comments are those in our letter dated April 30, 2014.

Amended Schedule 13E-3

General

1.   We note that one of the parties to the Equity Commitment Agreement and the Amended and Restated Equity Commitment Agreement, filed as Exhibits (b)(14) and (15), respectively, is CDH Wealth Management Company Limited. Please tell us the relationship between this entity and CDH WM Giant Fund L.P. and CDH Journey Limited and advise why CDH Wealth Management Company Limited has not been included as a filing person.

Exhibit 99. (A)(1)

Summary Term Sheet, page 1

2.   We reissue prior comment 5. We note that your revisions resulted in 25 pages of disclosure (instead of 30 pages) prior to the Special Factors.

Special Factors

Background of the Merger, page 26

3.   We note from your response to prior comment 16 that Morgan Stanley made a presentation to the Special Committee on March 13, 2014. Please file any written

materials provided to the Special Committee at the meeting as an exhibit or confirm in your response letter that no written materials were provided.

Reasons for the Merger, page 35

4.   We reissue prior comment 27. The inclusion of unaffiliated holders and your directors and officers reflects two groups of persons with different interests joined into one group for purposes of the financial advisors' opinions. The filing persons are required to disclose the fairness determination as to unaffiliated security holders; thus, to the extent that your directors and officers have interests that are different from the remaining security holders, the financial advisors' opinions are overbroad. Please revise.

Certain Financial Projections, page 45

5.   We reissue prior comment 33. We do not agree that your disclosure of financial projections is made pursuant to Item 1015 of Regulation M-A.

Opinions of the Special Committee's Financial Advisors

Opinion of Morgan Stanley

6.   We note the revisions made on pages 50-51 to reflect presentations made by Morgan Stanley prior to its final presentation. Revise this disclosure to briefly describe the presentations. To the extent you maintain your disclosure of the March 2014 presentations as a description of changes from the December 2013 presentation, then describe the December 2013 presentation in additional detail. Disclose, for example, the analyses conducted and the results obtained.

Comparable Companies Analysis, page 51

7.   We reissue prior comment 35. Please revise your disclosure to address the "Price to Estimated 2014 Non-GAAP Earnings Per Shares" range, which has as its high point 12.0x, which is the same as the median in the Morgan Stanley presentation and which is 3.9x below the mean in the presentation.

Precedent Transaction Analysis, page 53

8.   We note your response to prior comment 37. Please revise your disclosure to include the date of each precedent transaction and explain why transactions that took place in 2007 and 2011 were deemed relevant given the significantly different landscape between the time of those transactions and the present.

<u>Discounted Cash Flow Analysis, page 56</u>

9.   The disclosure in this section does not appear to have been revised to explain *how* Morgan Stanley derived the ranges of implied present values from the company's financial projections, as requested in comment 34. Please provide the requested disclosure or advise.

<u>Effects of the Merger on the Company</u>

<u>The Company's Net Book Value and Net Earnings, page 76</u>

10.   We note your response to prior comment 49. It does not appear, however, that you have revised the table on page 70 to disclose the interest of the company's directors and executive officers in the company's net book value and net earnings. Please provide the requested disclosure or advise.

        You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3619 with any questions.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Merger & Acquisitions